Blue Hat Interactive Entertainment Technology

7th Floor, Building C

No. 1010 Anling Road

Huli District, Xiamen, China 361009

February 13, 2026

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Kate Beukenkamp Nicholas Nalbantian

Re:	Blue Hat Interactive Entertainment Technology
Registration Statement on Form F-1
Filed on February 9, 2026
File No. 333-293313

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Blue Hat Interactive Entertainment Technology (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 be accelerated and that the Registration Statement become effective at 9:00 a.m., Eastern Time, on Tuesday, February 17, 2026, or as soon thereafter as practicable.

The Company acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

Blue Hat Interactive Entertainment Technology

By:	/s/ Xiaodong Chen
	Name:	Xiaodong Chen
	Title:	Chief Executive Officer

Cc: Elizabeth Fei Chen, Esq.